Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Pan American Silver reports audited financial results for 2024, including record revenue, cash flow from operations and free cash flow
•Company provides 2025 Operating Outlook
Vancouver, B.C. - February 19, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") provides fourth quarter ("Q4 2024") financial results and audited financial results for the year ended December 31, 2024 ("FY 2024"), and its outlook for production, costs and expenditures in 2025 (the "2025 Operating Outlook"). Pan American will host a conference call and webcast to discuss the 2024 financial results and the 2025 Operating Outlook on February 20, 2025; details provided further in this news release.
"Pan American generated record free cash flow of $196.2 million in Q4 and $445.1 million in 2024, reflecting strong metal prices, expanding margins, and solid operating performance, highlighted by strong silver and record annual gold production," said Michael Steinmann, President and Chief Executive Officer. "We are well positioned to continue generating robust operating margins in 2025, by prioritizing safe, sustainable operations and efficient cost management. We are in a strong financial position with $1.6 billion of total available liquidity to provide solid shareholder returns through dividends and opportunistic share buybacks, while pursuing our strategic initiatives."
Q4 2024 and FY 2024 HIGHLIGHTS:
•Silver production was 6.0 million ounces in Q4 2024 and 21.1 million ounces in FY 2024. Annual silver production was within the 2024 Guidance.
•Gold production was 224.2 thousand ounces in Q4 2024 and a record 892.5 thousand ounces in FY 2024. Gold production in Q4 2024 excludes December production from the La Arena mine (the sale of the mine was completed on December 2, 2024). Annual gold production was within the 2024 Guidance.
•Record revenue of $815.1 million and $2.8 billion in Q4 2024 and FY 2024, respectively.
•Net earnings of $107.8 million, or $0.30 basic earnings per share, in Q4 2024. FY 2024 net earnings of $112.7 million, or $0.31 basic earnings per share.
•Adjusted earnings of $126.9 million, or $0.35 basic adjusted earnings per share, in Q4 2024. FY 2024 adjusted earnings of $286.7 million, or $0.79 basic adjusted earnings per share.
•Record cash flow generated from operating activities of $274.1 million and $724.1 million in Q4 2024 and FY 2024, respectively.
•Record free cash flow of $196.2 million and $445.1 million in Q4 2024 and FY 2024, respectively.
•Silver Segment Cash Costs were $14.06 and $14.30 per ounce in Q4 2024 and FY 2024, respectively. Silver Segment all-in sustaining costs ("AISC") excluding net realizable value ("NRV") inventory adjustments were $19.88 and $18.98 per ounce in Q4 2024 and FY 2024, respectively. FY 2024 Silver Segment Cash Costs and AISC were slightly above the 2024 Guidance ranges.
•Gold Segment Cash Costs were $1,223 and $1,203 per ounce in Q4 2024 and FY 2024, respectively. Gold Segment AISC excluding NRV inventory adjustments were $1,521 and $1,501 per ounce in Q4 2024 and FY 2024, respectively. FY 2024 Gold Segment Cash Costs and AISC were within the 2024 Guidance ranges.
•Capital expenditures totaled $372.4 million in 2024, comprised of $279.0 million of sustaining capital and $93.4 million of project capital.
•As at December 31, 2024, the Company had working capital of $1,033.4 million, inclusive of cash and short-term investments of $887.3 million, and $750.0 million available under its revolving Credit Facility. Total debt of $803.3 million was related to two senior notes, construction and other loans, and leases.
•A cash dividend of $0.10 per common share has been declared, payable on or about March 14, 2025, to holders of record of Pan American’s common shares as of the close on March 3, 2025. The dividends are eligible dividends for Canadian income tax purposes.

PAN AMERICAN SILVER CORP.	1

Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

•Under the Company's Normal Course Issuer Bid ("NCIB"), for the year ended December 31, 2024, 1,720,366 common shares were repurchased for cancellation at an average price of $14.16 per share for a total consideration of $24.3 million. In January 2025, 909,012 common shares were repurchased for cancellation under the NCIB at an average price of $22.00 per share for a total consideration of $20.0 million.
Q4 2024 Project Updates:
•La Colorada - $8.0 million of project capital was spent, primarily on the Skarn project for engineering work and exploration drilling.
•Huaron - $6.5 million of project capital was spent on the construction of the new tailings filtration plant and filter-stack tailings storage facility, which was substantially completed in Q4 2024 and is expected to be fully operational within the first half of 2025. Residual capital accounts payable settlements are expected in 2025 and have been included in the 2025 Operating Outlook.
•Timmins - $1.5 million of project capital was spent to complete construction of the Bell Creek paste backfill plant. The plant is now fully operational and is expected to provide enhanced ground stability and increased mineral resource recovery.
•Jacobina - $4.5 million of project capital was spent in upgrading the plant facility infrastructure and on a study aimed at optimizing the mine's long-term economics and sustainability.
•Escobal - Guatemalan government representatives held working meetings with Xinka representatives in relation to the ongoing Escobal ILO 169 consultation process. Pan American also had working meetings with the government, including with the Vice Minister of Sustainable Development who is responsible for overseeing the consultation process. The Escobal mine remains on care and maintenance and there is no date for a restart of operations.
2025 OPERATING OUTLOOK
Pan American reports mines in either a Silver Segment or a Gold Segment, with AISC calculated on a by-product basis; specifically, by-product metal sales are credited against the operating costs to produce the primary metal for that segment.
The following estimates contain forward-looking information about expected future events and financial and operating performance of Pan American. Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements and Information" at the end of this news release. Pan American may revise forecasts during the year to reflect actual results to date and those anticipated for the remainder of the year.
•Silver production in 2025 is forecast to be between 20.00 to 21.00 million ounces. At La Colorada, the improvement in ventilation conditions is expected to enable higher development rates in 2025 relative to 2024, allowing throughput of up to 2,000 tonnes per day in 2025. At Huaron, the development of the Horizonte zone is expected to drive higher throughput and higher silver grades. Decreases in silver production relative to 2024 are forecasted at Dolores due to the cessation of active mining and the operation entering the residual leaching phase and at San Vicente due to mine sequencing into lower silver grade ores.
•Gold production in 2025 is forecast to be between 735 to 800 thousand ounces, reflecting the disposition of La Arena in 2024 and the cessation of active mining at Dolores, which is entering the residual leaching phase.
•Both silver and gold production are weighted to the second half of 2025, with a corresponding decrease in AISC per ounce over that period.

PAN AMERICAN SILVER CORP.	2

Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

•Forecasted Silver Segment AISC of between $16.25 and $18.25 per ounce in 2025 reflects the expectation that the new ventilation infrastructure at La Colorada will reduce the mine's AISC per ounce, and for higher gold by-product credits from Cerro Moro; partly offset by additional payments associated with contractual rights to mine concessions adjacent to the La Colorada mine, and higher expected costs at Huaron for operating the new tailings filtration plant and filter-stack tailings storage facility.
•Forecasted Gold Segment AISC of between $1,525 and $1,625 per ounce in 2025. At Shahuindo, operating costs per ounce are expected to increase due to lower grade ore stacked from mine sequencing and a higher proportion of low-grade coarse ores needed to blend with the higher grade fine ores. Sustaining capital postponed from 2024 for waste dump preparation and water treatment projects at Shahuindo is also expected to contribute to higher AISC. At Timmins, an increase in operating costs is expected from the additional costs associated with operating the new paste plant at Bell Creek and labour-driven inflationary pressures, partly offset by a weakening Canadian dollar.
2025 Silver and Gold Production and AISC Forecasts:

	Silver Production	Gold Production	AISC
	(million ounces)	(thousand ounces)	($ per ounce)(1)
Silver Segment:
La Colorada (Mexico)	5.50 - 5.80	2	20.00 - 22.00
Cerro Moro (Argentina)	2.80 - 2.90	77 - 87	6.00 - 10.00
Huaron (Peru)	3.70 - 3.90	—	16.00 - 17.50
San Vicente (Bolivia)(2)	2.70 - 2.90	—	19.00 - 20.50
Total	14.70 - 15.50	79 - 89	16.25 - 18.25
Gold Segment:
Jacobina (Brazil)	—	185 - 195	1,275 - 1,375
El Peñon (Chile)	3.70 - 3.80	120 - 130	1,185 - 1,285
Timmins (Canada)	—	120 - 130	2,100 - 2,200
Shahuindo (Peru)	0.25	125 - 135	1,735 - 1,835
Minera Florida (Chile)	0.45	78 - 90	1,700 - 1,850
Dolores (Mexico)	0.90 - 1.00	28 - 31	850 - 1,000
Total	5.30 - 5.50	656 - 711	1,525 - 1,625
Total Production	20.00 - 21.00	735 - 800	n/a
2025 Quarterly Operating Outlook:

	Q1	Q2	Q3	Q4	FY 2025
Silver Production (million ounces)	4.75 - 5.00	4.95 - 5.20	5.10 - 5.35	5.20 - 5.45	20.00 - 21.00
Gold Production (thousand ounces)	175 - 189	179 - 194	189 - 205	192 - 212	735 - 800
Silver Segment AISC (1)	21.00 - 22.25	19.50 - 21.25	14.25 - 16.25	10.25 - 13.00	16.25 - 18.25
Gold Segment AISC (1)	1,575 - 1,675	1,550 - 1,650	1,500 - 1,600	1,500 - 1,600	1,525 - 1,625
(1)AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of the Management's Discussion and Analysis ("MD&A") for the period ended December 31, 2024 for further information on this measure. The AISC forecasts assume average metal prices of $30.00/oz for silver, $2,650/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $9,500/tonne ($4.31/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 1,177 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.38 for the Canadian dollar ("CAD"), 950.00 for the Chilean peso ("CLP") and 5.75 for the Brazilian real ("BRL").
(2)San Vicente data represents Pan American’s 95.0% interest in the mine's production.

PAN AMERICAN SILVER CORP.	3

Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

2025 Consolidated Base Metal Production Forecasts:

(thousand tonnes)	Zinc	Lead	Copper
	42 - 45	21 - 22	4
2025 Expenditures Forecast:

($ millions)
Sustaining Capital	270.0 - 285.0
Project Capital	90.0 - 100.0
Total Capital Expenditures	360.0 - 385.0
Reclamation Expenditures	28.0 - 34.5
Care & Maintenance	20.5 - 24.0
General and Administrative	80.0 - 85.0
Exploration and Project Development	15.0 - 20.0
Income Tax Payments	240.0 - 260.0
Depreciation and Amortization	450.0 - 500.0
2025 Planned Project Capital Expenditures:
•La Colorada (Veins) - estimated investment of $10.0 to $12.0 million for exploration, mine infrastructure, and mine equipment leases to access, mine, and expand mineral resource extensions in the deep eastern and southeastern extensions of the higher-grade Candelaria mineralized structure.
•La Colorada (Skarn) - estimated investment of $39.0 to $42.0 million for continued exploration and in-fill drilling, and to advance engineering work, particularly in mine design, de-watering, geotechnical and access studies.
•Huaron - estimated residual project capital of $12.0 to $13.5 million for the new tailings filtration plant and filter-stack tailings storage facility, relating to final payables and lease payments for the tailings filtration plant equipment.
•Timmins - estimated investment of $18.0 to $20.0 million, comprised of $12.5 to $14.5 million for the construction of a new "stage 6" tailings storage facility, and $5.5 million for exploration activities at satellite deposits.
•Jacobina - estimated investment of $11.0 to $12.5 million to advance the mine and plant optimization study that will evaluate alternative mining methods and production rates with the aim of maximizing the mine's long-term economics and sustainability.
CONFERENCE CALL AND WEBCAST TO DISCUSS THE 2024 FINANCIAL RESULTS AND 2025 OPERATING OUTLOOK
Date: February 20, 2025
Time: 11:00 am ET (8:00 am PT)
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=RKB97YTl [event.choruscall.com]
Conference Call: Participants can register for the conference call at: https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10196160&linkSecurityString=fe574774c0
Upon registration, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
Those without internet access or who prefer to speak with an operator may dial:
1-844-763-8274 (toll-free in Canada and the U.S.)
1-647-484-8814 (international participants)
Visit panamericansilver.com to access the webcast, presentation slides and the MD&A for the period ended December 31, 2024. An archive of the webcast will also be available for three months at panamericansilver.com.

PAN AMERICAN SILVER CORP.	4

Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

			December 31, 2024	December 31, 2023
Weighted average shares during period (thousands)			363,361	326,540
Shares outstanding end of period (thousands)			363,041	364,660

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
FINANCIAL
Revenue	$815.1	$669.6	$2,818.9	$2,316.1
Cost of Sales(1)	$630.2	$604.7	$2,270.4	$2,019.3
Mine operating earnings	$184.9	$64.9	$548.5	$296.8
Net earnings (loss)	$107.8	$(67.8)	$112.7	$(104.9)
Basic earnings (loss) per share(2)	$0.30	$(0.19)	$0.31	$(0.32)
Adjusted earnings (loss)(3)	$126.9	$(16.3)	$286.7	$39.3
Basic adjusted earnings (loss) per share(2)(3)	$0.35	$(0.04)	$0.79	$0.12
Net cash generated from operating activities	$274.1	$167.4	$724.1	$450.2
Net cash generated from operating activities before changes in working capital(3)	$279.9	$125.5	$851.9	$397.0
Sustaining capital expenditures(3)	$77.9	$92.6	$279.0	$288.5
Non-sustaining capital expenditures(3)(4)	$21.5	$41.8	$101.4	$141.3
Cash dividend per share	$0.10	$0.10	$0.40	$0.40
PRODUCTION
Silver (thousand ounces)	6,018	4,835	21,061	20,437
Gold (thousand ounces)	224	268	892	883
Zinc (thousand tonnes)	14.1	9.4	45.1	38.8
Lead (thousand tonnes)	6.1	4.2	20.8	18.7
Copper (thousand tonnes)	1.0	1.4	5.2	5.0
CASH COSTS(3) ($/ounce)
Silver Segment(5)	14.06	19.31	14.30	13.07
Gold Segment(5)	1,223	1,096	1,203	1,113
AISC(3) ($/ounce)
Silver Segment(5)	19.80	26.55	18.70	18.17
Silver Segment (excl. NRV)(5)	19.88	26.28	18.98	17.91
Gold Segment(5)	1,463	1,411	1,530	1,371
Gold Segment (excl. NRV)(5)	1,521	1,415	1,501	1,416
AVERAGE REALIZED PRICES(6)
Silver ($/ounce)	30.87	22.33	28.06	22.94
Gold ($/ounce)	2,666	1,980	2,388	1,951
Zinc ($/tonne)	3,060	2,493	2,828	2,656
Lead ($/tonne)	1,967	2,121	2,058	2,146
Copper ($/tonne)	9,019	8,146	9,260	8,475
(1)Cost of Sales includes production costs, depreciation and amortization and royalties.
(2)Per share amounts are based on basic weighted average common shares.
(3)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(4)Non-sustaining capital expenditures primarily relate to project capital that is expected to increase future production.
(5)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than gold ("gold segment by-product credits"), and are calculated per ounce of gold sold.
(6)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	5

Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Fourth Quarter Consolidated Income Statements
(unaudited)

	Three months ended December 31,
	2024	2023
Revenue	$815.1	$669.6
Cost of sales
Production costs	(416.2)	(441.3)
Depreciation and amortization	(188.7)	(143.1)
Royalties	(25.3)	(20.3)
	(630.2)	(604.7)
Mine operating earnings	184.9	64.9

General and administrative	(6.3)	(18.5)
Exploration and project development	(0.9)	(3.8)
Mine care and maintenance	(6.9)	(7.9)
Foreign exchange gains (losses)	18.9	(7.9)
Impairment charges	—	(36.2)
Derivative (losses) gains	(19.0)	7.1
Gains (losses) on sale of mineral properties, plant and equipment	2.5	(0.4)
Gains from sale of subsidiaries	137.4	—
Transaction and integration costs	—	(0.3)
Change in mine reclamation obligations	(53.9)	(13.8)
Other expense	(2.1)	(10.0)
Earnings (loss) from operations	254.6	(26.8)
Investment (loss) income	(5.9)	3.3
Interest and finance expense	(22.7)	(24.5)
Earnings (loss) before income taxes	226.0	(48.0)
Income tax expense	(118.2)	(19.8)
Net earnings (loss)	$107.8	$(67.8)

Net earnings (loss) attributable to:
Equity holders of the Company	107.6	(68.0)
Non-controlling interests	0.2	0.2
	$107.8	$(67.8)

Other comprehensive earnings (loss), net of taxes
Items that will not be reclassified to net earnings (loss)
Unrealized (loss) gain on long-term investment	(0.3)	0.5
Remeasurement of retirement benefit plan	(0.2)	(2.6)
Income tax expense related to long-term investments	—	(0.9)
Total other comprehensive loss	$(0.5)	$(3.0)
Total comprehensive earnings (loss)	$107.3	$(70.8)

Total comprehensive earnings (loss) attributable to:
Equity holders of the Company	$107.1	$(71.0)
Non-controlling interests	0.2	0.2
	$107.3	$(70.8)

Earnings (loss) per share attributable to common shareholders
Basic earnings (loss) per share	$0.30	$(0.19)
Diluted earnings (loss) per share	$0.30	$(0.19)
Weighted average shares outstanding (in 000’s) Basic	363,016	364,678
Weighted average shares outstanding (in 000’s) Diluted	363,113	364,678

PAN AMERICAN SILVER CORP.	6

Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Fourth Quarter Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31,
	2024	2023
Operating activities
Net earnings (loss) for the period	$107.8	$(67.8)
Income tax expense	118.2	19.8
Depreciation and amortization	188.7	143.1
Impairment charges	—	36.2
Net realizable value inventory recovery	(12.3)	(0.2)
Gains from sale of subsidiaries	(137.4)	—
Accretion on closure and decommissioning provision	7.5	8.2
Change in mine reclamation obligations	53.9	13.8
Investment loss (gain)	5.9	(3.3)
Interest paid	(9.3)	(11.1)
Interest expense	12.3	13.2
Interest received	3.5	4.9
Income taxes paid	(65.0)	(32.4)
Other operating activities	6.1	1.1
Net change in non-cash working capital items	(5.8)	41.9
	$274.1	$167.4
Investing activities
Cash disposed in sale of subsidiaries	$(16.2)	$—
Cash proceeds from sale of subsidiaries	306.6	45.5
Payments for mineral properties, plant and equipment	(85.4)	(118.7)
Proceeds from disposition of mineral properties, plant and equipment	2.1	0.9
Net (payments) proceeds from derivatives	(5.3)	1.7
	$201.8	$(70.6)
Financing activities
Proceeds from common shares issued	$0.5	$—
Distributions to non-controlling interests	—	(0.4)
Dividends paid	(36.3)	(36.4)
Net (repayments) proceeds from debt	(1.7)	10.4
Payment of equipment leases	(12.2)	(19.1)
	$(49.7)	$(45.5)
Effects of exchange rate changes on cash and cash equivalents	(2.4)	0.8
Increase in cash and cash equivalents	423.8	52.1
Cash and cash equivalents at the beginning of the period	439.0	347.5
Cash and cash equivalents at the end of the period	$862.8	$399.6

PAN AMERICAN SILVER CORP.	7

Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

About Pan American Silver
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of cash and cash equivalents, short-term investments, and the amount available on the revolving Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s MD&A for the period ended December 31, 2024 for a more detailed discussion of these and other non-GAAP measures and their calculation.

PAN AMERICAN SILVER CORP.	8

Q4 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2025, our estimated AISC, and our sustaining and project capital expenditures in 2025; the expectation that gold and silver production will be weighted to the second half of 2025, and any anticipated benefits therefrom; the anticipated dividend payment date of March 14, 2025; expectations regarding strategic initiatives and capital projects, and any anticipated benefits therefrom; the anticipated completion of a study related to Jacobina, and any anticipated benefits to be derived from the study; expectations regarding higher development rates at La Colorada in 2025 relative to 2024; expectations regarding our participation in the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; risks related to increased barriers to trade, including tariffs and duties; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Our Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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